As filed with the Securities and Exchange Commission on April 14, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

MEMC ELECTRONIC MATERIALS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	56-1505767
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

501 Pearl Drive (City of O’Fallon)

St. Peters, Missouri 63376

(636) 474-5000

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

David L. Fleisher

Vice President, General Counsel and Secretary

MEMC Electronic Materials, Inc.

501 Pearl Drive (City of O’Fallon)

St. Peters, Missouri 63376

(636) 474-5000

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies of all correspondence to:

LaDawn Naegle

Bryan Cave LLP

700 Thirteenth Street, N.W.

Suite 700

Washington, DC 20005

(202) 508-6000

Approximate date of commencement of proposed sale to public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)

Primary Offering: Common Stock, par value $.01 per share	12,000,000	$11.425	$137,100,000	$11,091.39

Secondary offering(2): Common Stock, par value $.01 per share	13,000,000	$11.425	$148,525,000	$12,015.68

Total	25,000,000	$11.425	$285,625,000	$23,107.07

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended, based upon the average of the high and low sales prices of the common stock reported on the New York Stock Exchange on April 11, 2003.
(2)	Up to 13,000,000 shares of common stock, par value $.01 per share, may be sold by a selling stockholder from time to time pursuant to this registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NEITHER WE NOR THE SELLING STOCKHOLDER MAY SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to completion, dated                    , 2003

PROSPECTUS

25,000,000 Shares

MEMC Electronic Materials, Inc.

Common Stock

We may from time to time sell up to 12,000,000 shares of our common stock and the selling stockholder named in this prospectus may from time to time sell up to 13,000,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholder.

We and the selling stockholder may from time to time offer and sell our respective shares of common stock in the same offering or in separate offerings. We and the selling stockholder may offer and sell our respective shares of common stock from time to time through public or private transactions, on or off the New York Stock Exchange, at prevailing market prices or at privately negotiated prices.

This prospectus describes the general manner in which our common stock may be offered using this prospectus. We will provide the specific terms of the offering in supplements to this prospectus. This prospectus may not be used to offer and sell our common stock unless accompanied by a prospectus supplement.

The shares are listed on the New York Stock Exchange under the symbol “WFR.” On April 11, 2003, the last sale price of the shares as reported on the New York Stock Exchange was $11.41 per share.

Investing in the common stock involves risks that are described under “Risk Factors” beginning on page 2 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    , 2003.

You should rely only on the information contained and incorporated by reference in this prospectus. We have not, and the selling stockholder has not, authorized any other person to provide you information that differs from the information in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholder is not, making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus, even if this prospectus is delivered to you after that date or you buy our common stock after that date. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

Information contained on our website does not constitute part of this prospectus.

In this prospectus, “MEMC,” “our company,” “we,” “us,” and “our” refer to MEMC Electronic Materials, Inc. and its consolidated subsidiaries. MEMC®, Technology Is Built On Us®, Magic Denuded Zone®, MDZ®, ADVANTA™, OPTIA™ and AEGIS™ are our trademarks in the U.S. and other jurisdictions.

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THE COMPANY

We are a leading worldwide producer of wafers for the semiconductor industry. We operate manufacturing facilities in every major semiconductor manufacturing region throughout the world, including Europe, Japan, Malaysia, South Korea and the United States and through an unconsolidated joint venture in Taiwan. Our customers include virtually all of the major semiconductor device manufacturers in the world, including the major memory, microprocessor and applications specific integrated circuit, or ASIC, manufacturers, as well as the world’s largest foundries. We provide wafers in sizes ranging from 100 millimeters (4 inch) to 300 millimeters (12 inch) and in three general categories: prime polished, epitaxial and test/monitor.

We believe we were the first merchant manufacturer of wafers, and we have been a pioneer in the wafer industry for over four decades. As a result of our strong focus on technology innovation, we hold over 600 U.S. and foreign patents on our products and processes and have over 800 U.S. and foreign patent applications on file. The foreign patents and patent applications are generally counterparts of our U.S. patents and patent applications.

Almost all semiconductors are manufactured from wafers, and thus the performance of the wafer industry is highly correlated to the performance of the semiconductor device industry. Similar to the semiconductor device industry, the silicon wafer market is characterized as a cyclical industry. The silicon wafer industry grew at a compound annual growth rate of 9% from 1,177 million square inches in 1985 to 4,784 million square inches in 2002, according to Gartner Dataquest estimates. In 2002, silicon wafer volumes increased 19%, according to Gartner Dataquest. The increased demand resulted in higher capacity utilization in the silicon wafer industry and in a stable pricing environment through most of 2002, according to Gartner Dataquest.

The fabrication of semiconductor devices requires a large number of complex and repetitive processing steps, including deposition, photolithography and etch, to layer different materials and imprint various features on a single wafer. Wafers are becoming increasingly differentiated by specific physical and electrical characteristics such as flatness, silicon purity and uniform crystal structures. As markets for semiconductor devices continue to evolve and become more specialized, we believe device manufacturers recognize the enhanced role that wafers and other materials play in improving device performance and reducing their production costs.

Over the past decade, we believe the wafer industry has consolidated from approximately twenty suppliers, with the six top wafer suppliers each having more than a 10% share of the overall market, to approximately ten suppliers, with the four top wafer suppliers each having more than a 10% share of the overall market. We believe this change in the competitive landscape is causing segmentation between larger and smaller producers with larger manufacturers gaining an increasing share of the overall wafer market. Semiconductor device manufacturers seek suppliers with whom they can better align wafer technology development with their own product development efforts. We believe our ability to offer advanced technology capabilities, a broad product portfolio and superior service enables us to meet our customers’ exacting device requirements and allows us to compete effectively in the wafer industry.

We were incorporated in 1984 as a Delaware corporation. On November 13, 2001, an investor group led by Texas Pacific Group and including TPG Wafer Holdings LLC and funds managed by Leonard Green & Partners, L.P. and TCW/Crescent Mezzanine Management III, LLC (collectively, TPG) acquired beneficial ownership of approximately 72% of our outstanding common stock and approximately $910 million of our debt from E.ON AG. Most of the debt acquired from E.ON was restructured into our senior subordinated notes, warrants and convertible preferred stock. In July 2002, the preferred stock was converted into 125,010,556 shares of our common stock. TPG currently beneficially owns approximately 90.2% of our outstanding common stock. Our principal executive offices are located at 501 Pearl Drive (City of O’Fallon), St. Peters, Missouri 63376, and our telephone number at that address is (636) 474-5000.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following factors, together with the other information contained and incorporated by reference in this prospectus, before purchasing shares of our common stock. If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected. This could cause the market price of our common stock to decline, and you may lose part or all of your investment.

Risks Related to Our Business

Our business depends on the semiconductor device industry and may be adversely affected if that industry experiences downturns.

Our business depends in large part upon the market demand for our customers’ semiconductors and products utilizing semiconductors. The semiconductor device industry experiences:

•	rapid technological change;

•	product obsolescence;

•	price erosion; and

•	wide fluctuations in product supply and demand.

From time to time, the semiconductor device industry has experienced significant downturns. These downturns often occur in connection with declines in general economic conditions. Some of these downturns have lasted for more than a year and have resulted in a substantial decrease in demand for our products. If the semiconductor device industry experiences future downturns, we will face pressure to reduce prices and we may need to further rationalize capacity and reduce fixed costs. At the same time, our ability to reduce expenditures for capital, research and development and global infrastructure during an industry downturn is limited because of the need to maintain our competitive position. If we are unable to reduce our expenses sufficiently to offset reductions in price and volume, our operating results and financial condition could be materially adversely affected.

Our loan instruments contain certain highly restrictive covenants any of which, if violated, would, upon election of the lenders, cause outstanding amounts under each of our loan instruments to become immediately due and payable.

We are a party to a $150 million Citibank/UBS revolving credit facility, a $35 million TPG revolving credit facility and an indenture for our senior subordinated secured notes. These loan instruments contain certain highly restrictive covenants, including covenants to maintain minimum quarterly consolidated EBITDA, minimum monthly consolidated backlog, minimum monthly consolidated revenues, maximum annual capital expenditures and other covenants customary for revolving loans and indentures of this type and size. A continuing violation of any of these covenants, which in our highly cyclical industry could occur in a sudden or sustained downturn, would be deemed an event of default under all of these loan instruments. In such event, upon election of the lenders or noteholders, the loan commitments under the revolving credit facilities would terminate and the loans and accrued interest then outstanding under the credit facilities and the senior subordinated secured notes and related accrued interest would be due and payable immediately. We may not have sufficient funds and assets to cover any such required payments and may not be able to obtain replacement financing on a timely basis or at all. This would have a material adverse effect on us.

We would be required to immediately repay outstanding loans and accrued interest under our credit facilities and to repurchase our senior subordinated secured notes upon election of the lenders or noteholders in the event TPG does not continue to own a substantial portion of our stock.

If (1) TPG’s ownership interest in us is reduced below 15% (or, in the case of the indenture, 30%) of our total outstanding equity interests, (2) another person or group acquires ownership of a greater percentage of our outstanding equity than TPG, or (3) a majority of our Board of Directors is neither nominated by our Board of Directors nor appointed by directors so nominated, then, upon election of the lenders or noteholders:

•	the loan commitments under the $150 million Citibank/UBS revolving credit facility and the $35 million TPG revolving credit facility would terminate, and the loans and accrued interest then outstanding would become immediately due and payable; and

•	the holders of the senior subordinated secured notes would have the right to require us to repurchase the notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest.

We may not have sufficient funds to make the required payments or repurchases and may not be able to obtain replacement financing on a timely basis or at all. This would have a material adverse effect on us.

Outstanding borrowings under the $150 million Citibank/UBS revolving credit facility would become immediately due and payable upon election of the lenders in the event any guarantor does not renew its guaranty, terminates its guaranty or defaults under its guaranty.

The $150 million Citibank/UBS revolving credit facility is guaranteed by certain of the TPG entities. The terms of the guaranties are shorter than the term of the revolving credit facility, and each guarantor may terminate its guaranty. In the event a guarantor does not renew its guaranty through the term of the revolving credit facility and the lenders have not received cash collateral or a replacement guaranty executed by a replacement guarantor satisfactory to the lenders, a guarantor terminates its guaranty, or a guarantor defaults under its guaranty, then, upon election of the lenders, the loan commitments under the revolving credit facility would terminate and the loans and accrued interest under the facility would be due and payable immediately. In any of these events, the guarantors have severally agreed to make new revolving credit loans available to us on terms and conditions substantially similar to the $150 million Citibank/UBS revolving credit facility except with 2% higher interest rates. The guarantors may not have sufficient funds and assets to provide this replacement financing, and we may not be able to obtain the replacement financing on a timely basis or at all. This would have a material adverse effect on us.

We have had significant operating and net losses, and we may have future losses.

Prior to 2002, we had not reported an annual operating profit since 1996. We have not reported annual net earnings since 1996. In 2002, we had operating income of $65 million and a net loss allocable to common stockholders of $22 million. We cannot predict whether we will experience operating losses and net losses in the future.

We are subject to periodic fluctuations in foreign currency exchange rates.

Approximately 64% of our sales in 2002 were made outside North America. We expect that international sales will continue to represent a significant percentage of our total sales. In addition, a significant portion of our manufacturing operations is located outside of the United States. Sales outside of the United States expose us to currency exchange rate fluctuations. Our risk exposure from these sales is primarily limited to Euro, Japanese Yen and Korean Won. Our risk exposure from expenses at international manufacturing facilities is concentrated in Euro, Japanese Yen, Korean Won and Malaysian Ringgit. To the extent that our sales in foreign currencies occur at foreign sites which incur expenses in those currencies, our net exposure is reduced. We generally hedge receivables denominated in foreign currencies at the time of sale.

Our foreign subsidiaries have a substantial amount of debt denominated in Euro, Japanese Yen, Korean Won and U.S. Dollar. We generally do not hedge these net foreign currency exposures.

Taisil Electronic Materials Corporation, or Taisil, our unconsolidated joint venture in Taiwan, has sales denominated primarily in the U.S. Dollar and operating expenses primarily denominated in the New Taiwanese Dollar and U.S. Dollar. Taisil has debt denominated in the New Taiwanese Dollar and U.S. Dollar. For U.S. generally accepted accounting principles, Taisil uses the U.S. Dollar as its functional currency and does not hedge net New Taiwanese Dollar exposures. To date, we have not hedged our net New Taiwanese Dollar exposure related to our investment in Taisil.

We have entered into certain Yen-denominated intercompany loans with our wholly owned Japanese subsidiary. These intercompany loan balances are eliminated during the consolidation of our financial results. The effect of our translation of Yen-denominated amounts to U.S. Dollars can result in currency gains or losses in our statements of operations as a result of foreign exchange rate movements. We currently do not use financial instruments to hedge these intercompany translation-based exposures. These practices may change as economic conditions change.

We recognized net currency gains (losses) totaling approximately $11 million in 2002 and ($4) million in 2001. We cannot predict whether foreign currency exchange risks inherent in doing business in foreign countries will have a material adverse effect on our operations and financial results in the future.

We experience intense competition in the wafer industry, which may have an adverse effect on our business.

We face intense competition in the wafer industry from established manufacturers throughout the world. If we cannot compete effectively with other wafer manufacturers, our operating results could be materially adversely affected. Some of our competitors have substantial financial, technical, engineering and manufacturing resources to develop products that currently, and may in the future, compete favorably against our products.

We compete on the basis of product quality, consistency, price, technical innovation, customer service and product availability. We expect that our competitors will continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. We may need to reduce our prices to retain market share, which could have a material adverse effect on our operating results.

If we fail to meet changing customer demands, we may lose customers.

The wafer industry changes rapidly. Changes in our customers’ requirements result in new and more demanding technology, product specifications and diameters, and manufacturing processes. Our ability to remain competitive will depend upon our ability to develop technologically advanced products and processes. We must continue to meet the increasingly demanding requirements of our customers on a cost-effective basis. As a result, we expect to continue to make significant investments in research and development and equipment. We cannot be certain that we will be able to successfully introduce, market and cost effectively manufacture any new products, or that we will be able to develop new or enhanced products and processes that satisfy customer needs or achieve market acceptance.

We are subject to periodic foreign economic downturns and political instability, which may adversely affect our business.

Economic downturns in the Asia Pacific region and Japan have affected our operating results in the past, and economic downturns in those and other regions in which we operate could affect our operating results in the future. Additionally, other factors may have a material adverse effect on our operations in the future, including:

•	the imposition of governmental controls or changes in government regulation;

•	export license requirements;

•	restrictions on the export of technology;

•	geo-political instability; and

•	trade restrictions and changes in tariffs.

We cannot predict whether economic risks inherent in doing business in foreign countries will have a material adverse effect on our operations and financial results in the future.

We may acquire other businesses, products or technologies; if we do, we may be unable to integrate them into our business, which may impair our financial performance.

If we find appropriate opportunities, we may acquire businesses, products or technologies that we believe are strategic. If we acquire a business, product or technology, the process of integration may produce unforeseen operating difficulties and expenditures and may absorb significant attention of our management that would otherwise be available for the ongoing development of our business. If we make future acquisitions, we may issue shares of stock that dilute other stockholders, expend cash, incur debt, assume contingent liabilities or create additional expenses related to amortizing other intangible assets with estimated useful lives, any of which might harm our business, financial condition or results of operations.

Our loan instruments restrict our borrowings and use of proceeds.

Under the terms of the $150 million Citibank/UBS revolving credit facility, the $35 million TPG revolving credit facility and the indenture for our senior subordinated secured notes, we generally cannot borrow from third parties or pledge assets without the consent of the lenders or note holders, as the case may be. Under these instruments, we are also generally required to use 75% of the net proceeds from the issuance of debt or equity (including net proceeds from the sale by us of common stock hereunder) as follows:

•	first, to repay outstanding borrowings under the $150 million Citibank/UBS revolving credit facility;

•	second, if such borrowings are repaid in full, to repay outstanding borrowings under the $35 million TPG revolving credit facility; and

•	third, if such borrowings are repaid in full, to offer to redeem the notes.

If any of our senior subordinated secured notes are redeemed prior to their maturity in 2007, on the redemption date we would recognize interest expense equal to the remaining unaccreted face value of the notes redeemed and the related accrued but unpaid stated interest, which could have a material adverse effect on our net earnings. At December 31, 2002, the accreted value of these notes was less than one thousand dollars; however, the face value of these notes plus accrued stated interest was approximately $55 million.

Because we cannot easily transfer production of specific products from one of our manufacturing facilities to another, manufacturing delays at a single facility could result in a loss of product volume.

It typically takes three to six months for our customers to qualify a manufacturing facility to produce a specific product, but it can take longer depending upon a customer’s requirements and market conditions. Interruption of operations at any of our primary wafer manufacturing facilities could result in delays or cancellations of shipments of wafers and a loss of product volume. Likewise, interruption of operations at our granular polysilicon manufacturing facility could adversely affect our wafer manufacturing throughput and yields and could result in our inability to produce certain qualified wafer products, delays or cancellations of shipments of wafers and a loss of product volume. A number of factors could cause interruptions, including labor disputes, equipment failures, or shortages of raw materials or supplies. Unions represent employees at our wafer facilities in St. Peters, Missouri, Italy and South Korea and our granular polysilicon facility in Pasadena, Texas. A strike at any of these facilities could cause interruptions in manufacturing. We cannot be certain that alternate qualified capacity would be available on a timely basis or at all. This could have a material adverse effect on our results of operations.

Our dependence on single and limited source suppliers could require us to obtain new qualifications from customers and adversely affect our manufacturing throughput and yield.

We obtain substantially all of our requirements for several raw materials, equipment, parts and supplies from sole suppliers. Likewise, we obtain all of our requirements for granular polysilicon from our facility in Pasadena, Texas. We believe that we could find adequate alternative sources of supply for these raw materials, equipment, parts and supplies. In the case of granular polysilicon, we believe that we could substitute chunk polysilicon for granular polysilicon. However, in either case, it may take us several months to transition to a new supplier and we may be required to obtain new qualifications from our customers in order to change or substitute materials or sources of supply. We cannot predict whether we would be successful or how long the qualification process would take. In addition, our manufacturing process could be interrupted and our manufacturing throughput and yields could be adversely affected. A failure to obtain a new qualification or a decrease in our manufacturing throughput or yields could have a material adverse effect on our operating results.

From time to time we have experienced limited supplies of certain raw materials, equipment, parts and supplies. Because of the cyclical nature of our industry, we may experience shortages of our key raw materials, equipment, parts and supplies in the future. Increases in prices resulting from these shortages could have a material adverse effect on our operating results.

If we do not continue to reduce our manufacturing costs and operating expenses, we may not be able to compete effectively in our industry.

The success of our business depends, in part, on our continuous reduction of manufacturing costs and operating expenses. The wafer industry has historically experienced price erosion and will likely continue to experience such price erosion. If we are not able to reduce our manufacturing costs and operating expenses sufficiently to offset future price erosion, our operating results will be adversely affected. We have recently engaged in various cost-cutting and other initiatives intended to reduce costs and increase productivity. These activities have included closure of facilities, reduction of headcount, refinement of our processes and efforts to increase yields and reduce cycle time. In addition, our 2001 financial restructuring resulted in substantially reduced depreciation expense. We cannot assure you that we will be able to continue to reduce our manufacturing costs and operating expenses. Moreover, any future closure of facilities or reduction of headcount may adversely affect our ability to manufacture wafers in required volumes to meet customer demand and may result in other production disruptions.

We have a limited number of principal customers and a loss of one or several of those customers would hurt our business.

Our operating results could materially suffer if we experience a significant reduction in, or loss of, purchases by one or more of our top customers. We made approximately 63% of our sales to ten customers in 2002. We had two customers that each accounted for more than 10% of our sales in 2002.

Our business may be harmed if we fail to properly protect our intellectual property.

We believe that the success of our business depends in part on our proprietary technology, information, processes and know how. We try to protect our intellectual property rights based on trade secrets and patents as part of our ongoing research, development and manufacturing activities. However, we cannot be certain that we have adequately protected or will be able to adequately protect our technology, that our competitors will not be able to utilize our existing technology or develop similar technology independently, that the claims allowed with respect to any patents held by us will be broad enough to protect our technology or that foreign intellectual property laws will adequately protect our intellectual property rights. Moreover, we cannot be certain that our patents do or will provide us with a competitive advantage.

The protection of our intellectual property rights and the defense of claims of infringement against us by third parties may subject us to costly patent litigation.

Any litigation in the future to enforce patents issued to us, to protect trade secrets or know how possessed by us or to defend us or indemnify others against claimed infringement of the rights of others could have a material adverse effect on our financial condition and operating results. From time to time, we receive notices from other companies that we may be infringing certain of their patents or other rights. If we are unable to resolve these matters satisfactorily, or to obtain licenses on acceptable terms, we may face litigation, which could have a material adverse effect on us. Regardless of the validity or successful outcome of any such intellectual property claims, we may need to expend significant time and expense to protect our intellectual property rights or to defend against claims of infringement by third parties, which could have a material adverse effect on us. If we lose any such litigation, we may be required to:

•	pay substantial damages;

•	seek licenses from others; or

•	change, or stop manufacturing or selling, some of our products.

Any of these outcomes could have a material adverse effect on our business, results of operations or financial condition.

Our success depends on our ability to attract and retain qualified technical, sales, marketing and management personnel.

The loss of key personnel or the inability to hire and retain qualified personnel could have a material adverse effect on our operating results. We are dependent upon a limited number of key technical, sales, marketing and management personnel. Our future success will depend in part upon our ability to attract and retain these highly qualified personnel. We cannot be certain that we will be successful in hiring or retaining qualified personnel, or that any of our personnel will remain employed by us.

We are subject to numerous environmental laws and regulations which could require us to discharge environmental liabilities, increase our manufacturing costs or otherwise adversely affect our business.

We are subject to a variety of foreign, federal, state and local laws and regulations governing the protection of the environment. These environmental laws and regulations include those relating to the use, storage, handling, discharge, emission, disposal and reporting of toxic, volatile or otherwise hazardous materials used in our manufacturing processes. These materials could be released to the environment at properties owned or operated by us, at other locations during the transport of materials, or at properties to which we send substances for treatment or disposal. If we were to violate or become liable under environmental laws and regulations or become non-compliant with permits required at some of our facilities, we could be held financially responsible and incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims. Groundwater and/or soil contamination has been detected at four of our facilities and one closed facility. We believe we are taking all necessary remedial steps at these facilities and do not expect these known conditions to have a material impact on our business. However, environmental issues relating to presently known or unknown matters could require additional investigation, assessment or expenditures. In addition, new laws and regulations or stricter enforcement of existing laws and regulations could give rise to additional compliance costs or liabilities.

Risks Related to this Registration Statement and Ownership of Our Common Stock

Future sales of shares of our common stock may depress the price of our common stock.

If we or our stockholders sell a substantial number of shares of our common stock in the public market, or investors become concerned that substantial sales might occur, the market price of our common stock could decrease. We have granted TPG registration rights with respect to all of TPG’s shares as described under “Selling Stockholder—Relationship with MEMC—Registration Rights Agreement.” Future sales of common stock by TPG in the public market, or the perception that such sales might occur, could cause such a decrease in the price of our common stock.

The market price of our common stock has fluctuated significantly and may continue to do so.

The market price of our common stock may be affected by various factors, including:

•	quarterly fluctuations in our operating results resulting from factors such as timing of orders from and shipments to major customers, product mix and competitive pricing pressures;

•	announcements of technological innovations, new products or upgrades to existing products by us or our competitors;

•	market conditions in the semiconductor device and wafer industries;

•	developments in patent or other proprietary rights;

•	changes in our relationships with our customers;

•	interruption of operations at our manufacturing facilities;

•	actual or perceived changes in our relationship with our majority owners;

•	the size of the public float of our common stock;

•	announcements of operating results that are not aligned with the expectations of investors; and

•	general stock market trends.

Technology company stocks in general have experienced extreme price and trading volume fluctuations that often have been unrelated to the operating performance of these companies. This market volatility may adversely affect the market price of our common stock.

TPG has sufficient voting power to control our direction and policies and could prevent a favorable acquisition of us.

TPG, through its 90.2% beneficial ownership interest of our common stock, has sufficient voting power to control our direction and policies, including controlling any merger, consolidation or sale of all or substantially all of our assets. For example, under our restructuring agreement with TPG, we must either obtain the consent of TPG or give TPG a right of first refusal over any issuances of our equity securities to any person or group to the extent that the equity securities would have 10% or more of the voting power of all of our then outstanding voting securities. TPG currently possesses the power to elect all of our directors through its beneficial ownership of our voting stock. Five of the ten members of our current Board of Directors are partners or employees of certain TPG entities. This control could prevent or discourage any unsolicited acquisition of us and consequently could prevent an acquisition favorable to our other stockholders. In addition, certain TPG entities have provided us with a $35 million revolving credit facility and guarantees of the $150 million Citibank/UBS revolving credit facility, which may create conflicts of interest between us and TPG.

Limited trading volume of our common stock may contribute to its price volatility.

Our common stock is traded on the New York Stock Exchange. During the twelve months ended December 31, 2002, the average daily trading volume for our common stock as reported by the NYSE was 106,456 shares. Even if we achieve a wider dissemination as to the shares offered by us and the selling stockholder pursuant to this prospectus, we are uncertain as to whether a more active trading market in our common stock will develop. As a result, relatively small trades may have a significant impact on the price of our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The following statements are or may constitute forward-looking statements:

•	statements set forth in this prospectus or statements incorporated by reference from documents we have filed with the Securities and Exchange Commission, including possible or assumed future results of our operations, including but not limited to any statements contained herein or therein concerning:

•	our belief that it is more likely than not that, with our projection for future taxable income and after consideration of the valuation allowance, we will generate sufficient taxable income to realize the benefits of the net deferred tax assets existing at December 31, 2002;

•	our belief that we have the financial resources needed to meet business requirements for the next 12 months, including capital expenditures and working capital requirements;

•	the impact of the implementation of SFAS Nos. 143 and 146;

•	the impact of an adverse change in interest and currency exchange rates;

•	our expectation that, assuming the senior subordinated secured notes remaining outstanding until their maturity, interest expense recorded in our statement of operations related to the accretion of the notes and related stated interest expense will be less than $1 million in each of the years 2003 through 2005, and approximately $7 million and $91 million in 2006 and 2007, respectively;

•	our expectation that $5.5 million of the restructuring reserve will be paid out in the first half of 2003;

•	the adequacy and timing of the utilization of the remaining portion of our restructuring reserve;

•	our expectation that we will not pay dividends on our common stock in the foreseeable future;

•	expectations regarding growth of the semiconductor industry;

•	the expectation that the 200 millimeter wafer will be the primary wafer size until at least 2007;

•	our belief that we have substantially reduced annual sales necessary to achieve operating income;

•	our belief that we can obtain additional production capacity incrementally with capital expenditures consisting primarily of equipment purchases and installation;

•	future availability of chunk polysilicon;

•	our ability to find adequate alternative sources of supply of raw materials, equipment, parts and supplies obtained from sole source suppliers;

•	our expectations regarding future investments in research and development and equipment;

•	our expectation that international sales will continue to represent a significant percentage of our total sales;

•	the belief that our future success will depend in part upon our ability to attract and retain highly qualified personnel;

•	the expected impact of groundwater and/or soil contamination at some of our facilities;

•	the actual use of proceeds from the offering; and

•	the impact of litigation on us;

•	any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions; and

•	other statements contained or incorporated by reference in this prospectus regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially are set forth under “Risk Factors” beginning on page 2.

You should not place undue reliance on such statements, which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds from the sale by us of common stock hereunder to pay down outstanding indebtedness and for general corporate purposes. We will not receive any of the proceeds from the sale of shares of our common stock hereunder by the selling stockholder.

SELLING STOCKHOLDER

TPG Wafer Holdings LLC may from time to time offer and sell pursuant to this prospectus and the applicable prospectus supplement up to an aggregate of 13,000,000 shares of our common stock. All of the shares of common stock being registered for sale by the selling stockholder were issued to TPG Wafer Holdings LLC in connection with a purchase and restructuring transaction on November 13, 2001. See “—Relationship with MEMC,” below. Our registration of the 13,000,000 shares of common stock held by the selling stockholder does not necessarily mean that the selling stockholder will sell all or any of such shares of common stock.

Beneficial Ownership

The following table sets forth, as of March 17, 2003, the number of shares of our common stock that the selling stockholder beneficially owns and the number of shares being registered for sale by the selling stockholder. The percentage of outstanding shares beneficially owned before the offering is based on 195,801,904 shares of common stock outstanding as of March 17, 2003 and assumes the exercise in full of the warrants to purchase 16,666,667 shares of MEMC common stock. The number and percentage of shares beneficially owned after the offering also assumes the sale of the 25,000,000 shares of common stock offered by us and the selling stockholder.

Name	Shares Beneficially Owned Prior to the Offering(1)			Shares Beneficially Owned After the Offering
	Number	Percent	Shares Being Offered	Number	Percent
TPG Wafer Holdings LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102	191,637,193	90.2%	13,000,000	178,637,193	79.6%

(1)	Based on information contained in a Schedule 13D jointly filed with the Securities and Exchange Commission by TPG Wafer Holdings LLC (“TPG Wafer Holdings”), TPG Wafer Partners LLC (“TPG Wafer Partners”), TPG Advisors III, Inc., T(3) Advisors, Inc., T(3) Advisors II, Inc., Green Equity Investors III, L.P., Green Equity Investors Side III, L.P., GEI Capital III, L.L.C., LGP Management, Inc., Leonard Green & Partners, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, The TCW Group, Inc., TCW Asset Management Company, TCW/Crescent Mezzanine III, LLC (the “Joint Filers”) on November 23, 2001, Amendment No. 1 to such Schedule 13D filed by the Joint Filers and TCW/Crescent Mezzanine Partners III Netherlands, L.P. (“TCW Netherlands”) on January 31, 2002, Amendment No. 2 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on August 9, 2002 and Amendment No. 3 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on September 30, 2002. Assumes the exercise in full of the warrants to purchase 16,666,667 shares of MEMC common stock. TPG Wafer Holdings is the record owner of 174,970,526 shares of common stock collectively held by the Joint Filers and TCW Netherlands. The reporting persons have shared voting power and investment power over all 191,637,193 shares.

TPG Wafer Holdings is a Delaware limited liability company the members of which are TPG Wafer Partners, TPG Wafer Management LLC, Green Equity Investors III, L.P., Green Equity Investors Side III,

L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III and TCW/Crescent Mezzanine Partners III Netherlands, L.P. (collectively, the “Members”).

The Members have entered into the Amended and Restated LLC Operating Agreement of TPG Wafer Holdings, dated as of November 13, 2001, and as amended on January 25, 2002, which provides that TPG Wafer Partners shall be the managing member of TPG Wafer Holdings and conduct the business and affairs of TPG Wafer Holdings. This includes voting of the equity securities that TPG Wafer Holdings holds except as set forth herein. The Members have also entered into a Members’ Agreement, dated as of November 13, 2001 and as amended on January 25, 2002, providing for, among other things, an agreement by TPG Wafer Partners not to cause TPG Wafer Holdings to vote its shares of common stock without the prior written consent of the other parties to the LLC Operating Agreement on certain matters. The Members’ Agreement also provides that TCW/ Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III and TCW/Crescent Mezzanine Partners III Netherlands, L.P. may nominate one individual to our Board of Directors, Green Equity Investors III, L.P. and Green Equity Investors Side III, L.P. may nominate one individual to our Board, and TPG Wafer Partners agrees to cause TPG Wafer Holdings to vote its shares of common stock in favor of the election of such individuals as our directors.

The Members and certain of their affiliates, who are guarantors of our Citibank/UBS revolving credit facility and/or lenders under our $35 million TPG revolving credit facility, have entered into an Intercreditor Agreement, dated as of December 5, 2002, providing for, among other things, the assignment of any participation interests in the note of our Italian subsidiary, the senior subordinated secured notes and the warrants held by any guarantor to the other non-defaulting guarantors pro rata in the event of certain defaults under their guarantees to our Citibank/UBS revolving credit agreement or under the $35 million TPG revolving credit facility; TPG Wafer Partners’ right of first offer to any participation interests in the note of our Italian subsidiary, the senior subordinated secured notes or the warrants that any guarantor wishes to transfer; the guarantors’ tag-along rights to any transfer by TPG Wafer Partners or its affiliates of the note of our Italian subsidiary, the senior subordinated secured notes or the warrants; and TPG Wafer Partners’ rights to cause the holders of participation interests in the notes of our Italian subsidiary, the senior subordinated secured notes or the warrants to sell such securities if TPG Wafer Partners wishes to sell its securities.

David Bonderman, James G. Coulter and William S. Price, III are directors, officers and the sole shareholders of TPG Advisors III, Inc. (“TPG Advisors III”), which is the general partner of TPG GenPar III, L.P., which in turn is the sole general partner of each of TPG Partners III, L.P. (“Partners III”), TPG Parallel III, L.P. (“Parallel III”), TPG Investors III, L.P. (“Investors III”), FOF Partners III, L.P. (“FOF”) and FOF Partners III-B, L.P. (“FOF B”) and the sole member of TPG GenPar Dutch, L.L.C., which is the general partner of TPG Dutch Parallel III, C.V. (“Dutch Parallel III”). Mr. Bonderman, Mr. Coulter and Mr. Price are also directors, officers and the sole shareholders of T(3) Advisors, Inc. (“T(3) Advisors”), which is the general partner of T(3) GenPar, L.P., which in turn is the sole general partner of each of T(3) Partners, L.P. (“T(3) Partners”), T(3) Parallel, L.P. (“T(3) Parallel”) and T(3) Investors, L.P. (“T(3) Investors”) and the sole member of T(3) GenPar Dutch, L.L.C., which is the general partner of T(3) Dutch Parallel, C.V. (“T(3) Dutch”). In addition, Mr. Bonderman, Mr. Coulter and Mr. Price are also directors, officers and the sole shareholders of T(3) Advisors II, Inc. (“T(3) Advisors II”), which is the general partner of T(3) GenPar II, L.P., which in turn is the sole general partner of each of T(3) Partners II, L.P. (“T(3) Partners II”) and T(3) Parallel II, L.P. (“T(3) Parallel II”). Partners III, Parallel III, Investors III, FOF, FOF B, Dutch Parallel III, T(3) Partners, T(3) Parallel, T(3) Investors, T(3) Dutch, T(3) Partners II and T(3) Parallel II (collectively, the “TPG Funds”) are members of TPG Wafer Partners, which in turn is a member of TPG Wafer Holdings, and also the managing member of TPG Wafer Management LLC (“TPG Wafer Management”). TPG Wafer Holdings directly holds the 174,970,526 shares of MEMC common stock and an approximate 41% interest in TPG Wafer Management. TPG Wafer Partners directly holds 9,850,001 warrants to purchase MEMC common stock and TPG Wafer Management directly holds 250,000 warrants to purchase MEMC common stock. TPG Advisors III, T(3) Advisors and T(3) Advisors II may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to beneficially own all of the securities held by TPG Wafer Holdings and TPG Wafer Partners. Mr. Bonderman, Mr. Coulter and Mr. Price, by virtue of their positions with TPG Advisors III, T(3) Advisors, and T(3) Advisors II, may be deemed to have investment powers and beneficial ownership with respect to the equity securities held by TPG Wafer Holdings and TPG Wafer Partners. Each of Mr. Bonderman, Mr. Coulter and Mr. Price disclaims beneficial ownership of such securities.

LGP Management, Inc. (“LGPM”) is the general partner of Leonard Green & Partners, L.P. (“LGP”), which is an affiliate of GEI Capital III, L.L.C. (“GEI Capital” and, together with LGPM and LGP, the “LGP Controlling Persons”), which is the general partner of Green Equity Investors III, L.P. (“GEI”) and Green Equity Investors Side III, L.P. (“GEI Side”). GEI and GEI Side, in the aggregate, own 19.7% of the membership interests in TPG Wafer Holdings. TPG Wafer Holdings directly holds 174,970,526 shares of MEMC common stock. GEI directly holds 3,258,872 warrants to purchase MEMC common stock and GEI Side directly holds 24,461 warrants to purchase MEMC common stock. LGPM, LGP and GEI Capital may be deemed, pursuant to Rule 13d-3 under the Exchange Act to share beneficial ownership of the securities held by TPG Wafer Holdings, and to beneficially own the warrants to purchase MEMC common stock held by GEI and GEI Side. Jonathan D. Sokoloff, John G. Danhakl, Peter J. Nolan, Jonathan A. Seiffer and John M. Baumer, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control the LGP Controlling Persons. By virtue of their positions with the LGP Controlling Persons, Messrs. Sokoloff, Danhakl, Nolan, Seiffer and Baumer may be deemed to share beneficial ownership of the securities held by TPG Wafer Holdings and to have investment power and beneficial ownership with respect to the warrants to purchase MEMC common stock held by GEI and GEI Side. However, each such individual disclaims beneficial ownership of such securities.

TCW/Crescent Mezzanine III, LLC (“MEZZANINE LLC”), a Delaware limited liability company, is the General Partner of TCW/Crescent Mezzanine Partners III, L.P. (“TCW Partners”) and TCW/ Crescent Mezzanine Partners III Netherlands, L.P. (“TCW Netherlands”) and the Managing Owner of TCW/Crescent Mezzanine Trust III (“TCW Trust” and, collectively, the “TCW Funds”). TCW/ Crescent Mezzanine Management III, LLC (“Mezz Mgmt III”) is the Investment Advisor of the TCW Funds, and has delegated all investment and voting discretion with respect to the securities owned by the TCW Funds to TCW Asset Management Company, a California corporation and registered investment advisor (“TAMCO”), as Sub-Advisor. As a result, Mezz Mgmt III disclaims beneficial ownership of these securities. TCW (Mezzanine III), L.P. (“Mezz III LP”), a Delaware limited partnership, is a member of MEZZANINE LLC who may be deemed to control MEZZANINE LLC. TAMCO is the Sub-Advisor to the TCW Funds and the General Partner of Mezz III LP. TAMCO is wholly owned by The TCW Group, Inc., a Nevada corporation (“TCWG”). TCWG, together with its direct and indirect subsidiaries, collectively constitute The TCW Group, Inc. business unit (the “TCW Business Unit”). The TCW Business Unit is primarily engaged in the provision of investment management services. The ultimate parent company of TCWG is Societe Generale, S.A., a company incorporated under the laws of France (“SG”). The principal business of SG is acting as a holding company for a global financial services group, which includes certain distinct specialized business units that are independently operated, including the TCW Business Unit. SG, for purposes of the federal securities laws, may be deemed ultimately to control TCWG and the TCW Business Unit. SG, its executive officers and directors, and its direct and indirect subsidiaries (including all of its business units except the TCW Business Unit), may beneficially own securities and such securities are not reported in this Table. In accordance with Exchange Act Release No. 34-39538 (January 12, 1998) and due to the separate management and independent operation of its business units, SG disclaims beneficial ownership of our securities beneficially owned by the TCW Business Unit. Each member of the TCW Business Unit disclaims beneficial ownership of our securities beneficially owned by SG and any of SG’s other business units. TCW Partners, TCW Trust and TCW Netherlands, in the aggregate, own 19.7% of the membership interests in TPG Wafer Holdings and 3,283,333 warrants to purchase MEMC common stock. TPG Wafer Holdings directly holds 174,970,526 shares of MEMC common stock.

Relationship with MEMC

TPG Wafer Holdings is a member of an investor group led by Texas Pacific Group, including funds managed by Leonard Green & Partners, L.P. and TCW/Crescent Mezzanine Management III, LLC (collectively, TPG). On September 30, 2001, TPG entered into a purchase agreement with E.ON AG and its affiliates (E.ON). Pursuant to the purchase agreement, on November 13, 2001, TPG Wafer Holdings and its assignees purchased all of E.ON’s debt in MEMC of approximately $910 million and all of E.ON’s equity holdings in MEMC, representing approximately 72% of the outstanding shares of MEMC common stock. TPG currently beneficially owns approximately 90.2% of the outstanding shares of MEMC common stock, including all of the 16,666,667 outstanding warrants to purchase MEMC common stock.

In an effort to minimize conflicts of interest by members of our Board of Directors affiliated with TPG or other related parties, the Audit Committee, or a special committee consisting entirely of independent directors, generally approves or ratifies any material transaction with a related party. A special committee approved the transaction described under “—Restructuring Agreement,” below.

In connection with and as a condition to closing the transactions contemplated by the purchase agreement between E.ON and TPG, on November 13, 2001, we entered into a restructuring agreement with TPG Wafer Holdings under which we restructured approximately $860 million of our debt that was acquired by TPG from E.ON. As part of the transactions contemplated by the purchase agreement and restructuring agreement, we also entered into certain agreements with TPG, as more fully described below.

Restructuring Agreement

In connection with and as a condition of closing of the transactions contemplated by the purchase agreement between TPG and E.ON, on November 13, 2001, we executed a definitive restructuring agreement with TPG Wafer Holdings. Pursuant to the restructuring agreement, TPG Wafer Holdings exchanged with MEMC all of the shares of the Class A Common Stock of MEMC Holdings Corporation, the subsidiary holding company that had acquired approximately $411 million of the debt purchased from E.ON, for 260,000 shares of our Series A Cumulative Convertible Preferred Stock, having an aggregate stated value of $260 million. Each share of the Series A Cumulative Convertible Preferred Stock was convertible into shares of MEMC common stock at a conversion price of $2.25 per share, subject to certain limitations and antidilution adjustments.

The following steps were then taken pursuant to the restructuring agreement:

•	TPG exchanged with MEMC approximately $449 million of our debt acquired from E.ON for $50 million in principal amount of our senior subordinated secured notes, with warrants to acquire up to 16,666,667 shares of our common stock, subject to certain antidilution adjustments.

•	TPG retained an existing 55 million Euro note from our Italian subsidiary.

•	TPG established a five-year revolving credit facility to make available to us up to $150 million in senior secured loans.

•	We entered into various agreements contemplated by the restructuring agreement, including a registration rights agreement and an agreement and plan of merger relating to the merger agreement between MEMC and TPG Wafer Holdings.

TPG Wafer Holdings subsequently exchanged with MEMC the one outstanding share of Class B Common Stock of MEMC Holdings Corporation for a promissory note having a principal amount of $250. As a result, MEMC Holdings Corporation is now a wholly owned subsidiary of MEMC.

Stockholder Approval

Pursuant to the restructuring agreement, we agreed to use our best efforts to obtain, as promptly as possible, (i) any necessary approval by our stockholders relating to the Series A Cumulative Convertible Preferred Stock,

the shares issuable upon conversion of the Series A Cumulative Convertible Preferred Stock, the warrants and the shares issuable upon exercise of the warrants under the rules and regulations of the New York Stock Exchange, (ii) the approval by our stockholders of the plan of merger between MEMC and TPG Wafer Holdings contained in the merger agreement in accordance with the Delaware General Corporation Law, and (iii) the approval by our stockholders of a one-for-two reverse split of our common stock. At a special stockholders’ meeting held July 10, 2002, our stockholders approved the above items along with an increase in our authorized capital stock from 200,000,000 shares of common stock to 300,000,000 shares of common stock. Our Board of Directors has not taken any action to implement the reverse split of our common stock.

Ownership of MEMC after Restructuring Transactions

On July 10, 2002, following the approval of our stockholders, TPG converted all of the outstanding shares of Series A Cumulative Convertible Preferred Stock and the related accumulated but unpaid dividends of $21.3 million into 125,010,556 shares of MEMC common stock. As a result, TPG owns or has the right to acquire, through exercise of the warrants, approximately 192 million shares of our common stock, which would represent approximately 90.2% of our outstanding common stock.

Board Representation

The restructuring agreement required the MEMC Board of Directors to appoint a total of four nominees designated by TPG Wafer Holdings prior to the closing, to be allocated to the different director classes as specified by TPG Wafer Holdings. In addition, the restructuring agreement provided that commencing with the next annual meeting of our stockholders, and at each annual meeting thereafter, TPG Wafer Holdings was entitled to present to the Board of Directors a number of nominees for election to the class of directors up for election at such annual meeting equal to the number of TPG Wafer Holdings nominees in such class immediately prior to such election. We agreed to cause each such TPG Wafer Holdings designated nominee to be included in the slate of nominees recommended by the Board to the stockholders for election, and to use our best efforts to cause those nominees to be elected. TPG Wafer Holdings retained these contractual rights so long as at least $130 million in stated value of the Series A Cumulative Convertible Preferred Stock remained outstanding and TPG Wafer Holdings and its affiliates beneficially owned greater than 50% of the preferred stock. Accordingly, these contractual rights terminated on July 10, 2002 when TPG Wafer Holdings converted all of the outstanding Series A Cumulative Convertible Preferred Stock into common stock. As a practical matter, TPG Wafer Holdings currently possesses the power to elect all of our directors through its beneficial ownership of a majority of our voting stock. Currently, Jean-Marc Chapus, James G. Coulter, John G. Danhakl, Gene J. Frantz and John Marren are members of the MEMC Board of Directors. Mr. Chapus is President of TCW/Crescent Mezzanine L.L.C. Mr. Danhakl is a partner at Leonard Green & Partners, L.P. Mr. Coulter is a founding partner of Texas Pacific Group, and Messrs. Frantz and Marren are partners of Texas Pacific Group.

Notes and Warrants

The senior subordinated secured notes due 2007 issued by MEMC under the terms of the restructuring agreement are guaranteed by our domestic subsidiaries and bear interest at a rate of 8% (payment in kind) in the first two years following issuance, 14% (payment in kind) in the third and fourth years following issuance and 14% (payment in kind with optional payment in cash at the request of the note holders) in the fifth and sixth years following issuance. As collateral under the notes, we have pledged substantially all of our domestic assets, including all of the capital stock of most of our domestic subsidiaries and 65% of the capital stock of certain of our foreign subsidiaries, but excluding any assets currently pledged to support third party debt. The notes and the related security interest are subordinate in priority and in right of payment to the Citibank/UBS revolving credit agreement and the reimbursement agreement, which are described under “—Citibank/UBS Credit Agreement” below, and to the TPG revolving credit agreement, which is described under “—TPG Credit Agreement” below. In addition, the notes and related indenture contain substantially the same loan covenants as the Citibank/UBS revolving credit agreement and the TPG revolving credit agreement which are described under “—Citibank/UBS Credit Agreement” and “—TPG Credit Agreement” below. In 2002, the interest accrued on the notes totaled approximately $4.0 million.

The warrants issued by MEMC entitle the holders to purchase an aggregate of 16,666,667 shares of MEMC common stock at an exercise price of $3.00 per share, subject to certain antidilution adjustments. The warrants may be exercised, in whole or in part, at any time and from time to time until their expiration on November 13, 2011.

Pursuant to the restructuring agreement, we agreed to restructure the 55 million Euro debt issued by our Italian subsidiary, on terms set forth in the restructuring agreement. It was originally contemplated that our Italian subsidiary would secure and deliver to TPG a senior secured note due 2031 in the principal amount of 55 million Euro, guaranteed by MEMC, bearing interest at a rate of 6% per annum (payment in kind) and secured by assets of the Italian subsidiary. The parties were unable to restructure the Italian debt on the original terms contemplated in the restructuring agreement. On September 6, 2002, our Italian subsidiary and TPG amended the Italian debt and our Italian subsidiary issued a new promissory note evidencing such indebtedness. Under the new promissory note, our Italian subsidiary paid 35 million Euro of the principal to TPG on September 24, 2002. The remaining 20 million Euro of principal is payable on or before April 15, 2003. The new promissory note is unsecured, guaranteed by MEMC and bears interest at 8%. In 2002, our Italian subsidiary paid TPG approximately 6.4 million Euro interest on the prior Italian debt and the new promissory note.

In connection with the amendment of the Italian debt, TPG agreed to provide MEMC with a new $35 million secured revolving credit facility. See “—TPG Credit Agreement” below.

Registration Rights Agreement

We have entered into a registration rights agreement with TPG providing for registration rights with respect to the warrants, the shares of common stock issuable upon exercise of the warrants, the notes and the accompanying guarantees and any shares of common stock owned or acquired by TPG (including the shares acquired by TPG from E.ON pursuant to their purchase agreement and the shares of common stock acquired by TPG upon the conversion of the preferred stock). We originally agreed that, on or before August 10, 2002, we would file with the Securities and Exchange Commission a shelf registration statement on Form S-3 covering resales of these registrable securities by the holders of the registrable securities. The filing deadline has subsequently been extended until August 31, 2003. TPG currently beneficially owns 191,637,193 shares of our common stock which are covered by the registration rights agreement. The registration statement of which this prospectus forms a part satisfies our obligation with respect to the 13,000,000 shares that may be offered by the selling stockholder under this prospectus.

Citibank/UBS Credit Agreement

In connection with the restructuring, TPG originally established a five-year revolving credit facility pursuant to which the TPG lender parties committed to make available to us a line of credit in an aggregate amount of $150 million. The original TPG facility provided that loans would bear interest at a rate of LIBOR plus 3.5% per annum or an alternate base rate (based upon the greater of the Federal funds rate plus 0.5% and Citibank’s prime rate) plus 2.5% per annum. As collateral under this credit agreement, we pledged substantially all of our domestic assets, including all of the capital stock of most of our domestic subsidiaries and 65% of the capital stock of certain of our foreign subsidiaries, but excluding any assets then currently pledged to support third party debt. Our domestic subsidiaries also guaranteed our payment obligations under the credit agreement.

Subsequent to the original closing of the debt restructuring transactions, we made arrangements to replace the TPG facility with a substantially similar five-year revolving credit facility with an affiliate of Citibank, N.A. On December 21, 2001, we entered into the new Citibank facility which replaced the TPG facility. In April 2002, Citibank assigned 50% of its interest in this credit facility to UBS AG. The interest rate under the Citibank/UBS facility is LIBOR plus 1.5% or an alternative base rate (based upon the greater of the Federal funds rate plus 0.5% and Citibank’s prime rate) plus 0.5% per annum. Certain TPG entities have guaranteed our obligations under the new Citibank/UBS facility, and in return, we have entered into a reimbursement agreement with the guarantors under which we have agreed to reimburse them for any payments made under the guaranty. Both the Citibank/UBS facility and the reimbursement agreement are secured by substantially the same collateral that secured the original TPG facility. As with the original TPG facility, our domestic subsidiaries have guaranteed MEMC’s obligations under the Citibank/UBS facility and the reimbursement agreement. The subsidiary guaranties are supported by security interests in substantially all of the assets of the domestic subsidiaries. The Citibank/UBS facility contains certain loan covenants, including covenants to maintain minimum quarterly consolidated earnings before interest, taxes, depreciation and amortization; minimum monthly consolidated backlog; minimum monthly consolidated revenues; maximum annual capital expenditures; and other covenants customary for revolving loans of this type and size. MEMC must maintain compliance with these covenants in order to draw on the facility. In addition, outstanding loans under the credit facility may become due and payable if we are in breach of the loan covenants and such breach causes an event of default under the credit facility.

In 2002, we paid TPG approximately $810,000 in commitment and other fees related to the original TPG facility and the guaranties under the Citibank/UBS facility.

TPG Credit Agreement

In connection with the amendment of the Italian debt described under “—Notes and Warrants” above, TPG agreed to provide us with a new $35 million secured revolving credit facility. On December 5, 2002, we entered into the new $35 million five-year revolving credit facility with TPG. The interest rate under the new TPG facility is LIBOR plus 10% or an alternative base rate plus 9%. The new TPG facility is secured by substantially the same collateral that secures the Citibank/UBS facility. The TPG facility and related security interest are subordinate in priority and in right of payment to the Citibank/UBS facility and the reimbursement agreement described under “—Citibank/UBS Credit Agreement.” As with the Citibank/UBS facility, our domestic subsidiaries have guaranteed MEMC’s obligations under the new TPG facility. The subsidiary guarantees are supported by security interests in substantially all of the assets of the domestic subsidiaries. The new TPG facility contains substantially the same covenants as the Citibank/UBS facility. MEMC must maintain compliance with these covenants in order to draw on the new TPG facility. In addition, outstanding loans under the new TPG facility may become due and payable if we are in breach of the loan covenants and such breach causes an event of default under the TPG facility. As a condition to any borrowings under the new TPG facility, the Italian debt obligation must have been repaid in full, and we must have borrowed in full all amounts available under the Citibank/UBS facility. The commitments under the TPG facility terminate and any outstanding loans under the facility, together with any accrued interest thereon, will become due and payable upon the closing and funding of a debt or equity financing in which the net proceeds to MEMC equal or exceed $100 million (including net proceeds from the sale by us of common stock hereunder).

Under the terms of the new TPG facility, we have agreed to pay TPG a one-time underwriting fee of $850,000, a one-time commitment fee of $200,000 and a commitment fee of 0.50% per annum on the unused amount of the TPG facility.

Merger Agreement

Pursuant to an agreement and plan of merger, we have agreed to permit the merger of TPG Wafer Holdings with and into us at such time as TPG Wafer Holdings shall determine. We will continue in existence as the surviving corporation. In connection with the merger, the members of TPG Wafer Holdings will convert their limited liability company interests in TPG Wafer Holdings into equivalent equity securities of us held by TPG Wafer Holdings, plus common stock having a market value equal to the principal amount of the debt securities of MEMC held by TPG Wafer Holdings and the accrued but unpaid interest on such debt securities. TPG Wafer Holdings currently does not directly hold any debt of MEMC and has indicated it has no current intention to acquire debt of MEMC. The merger is subject to the approval of the members of TPG Wafer Holdings. The agreement and plan of merger was approved by our stockholders at the special stockholders meeting held on July 10, 2002.

TPG requested that we enter into the merger agreement to enable it to distribute the MEMC securities held by TPG Wafer Holdings to its members in a tax efficient manner. The merger is not intended to have any material economic consequence for us or any of our stockholders (other than TPG Wafer Holdings). It is expected that the merger will occur only in connection with such a distribution. If the merger is not effected and TPG Wafer Holdings elects to be treated as a corporation for tax purposes, TPG Wafer Holdings and its members may be disadvantaged from a tax perspective on any future sale of the MEMC securities held by it because such a sale would subject TPG Wafer Holdings to tax on the gain from the sale and the members of TPG Wafer Holdings to tax on distributions made by TPG Wafer Holdings to such members.

Management Advisory Agreement

In connection with the restructuring, we have entered into a management advisory agreement with TPG GenPar III, L.P., an affiliate of TPG. Pursuant to the agreement, TPG GenPar III will provide management and financial advisory services to us as requested by our Board of Directors in exchange for a management advisory fee of $2 million per annum plus related out-of-pocket expenses, and additional compensation if TPG GenPar III acts as a financial advisor to us for future transactions such as a merger or debt or equity financing. Under the terms of the Management Advisory Agreement, in 2002 we paid TPG management advisory fees of $1.5 million.

Tax Consistency Agreement

In 2001, following the closing of the transactions contemplated by the purchase agreement and restructuring agreement, we entered into a tax consistency agreement with MEMC Holdings Corporation, TPG Wafer Partners LLC and TPG Wafer Holdings. This agreement sets forth the income tax elections to be made and the anticipated U.S. federal income tax treatment of the transactions contemplated by the purchase agreement and the restructuring agreement.

Fees and Expenses

We were responsible for the payment of all our expenses incurred in connection with the restructuring agreement and the subsequent negotiation and documentation of the $150 million Citibank/UBS replacement credit facility, the new $35 million TPG credit facility and the new Italian promissory note, including all fees and expenses of our legal counsel and all third-party consultants engaged by us to assist in such transactions. In 2002, we paid or otherwise reimbursed TPG for approximately $2.8 million of expenses incurred by TPG for legal counsel, financial advisors, other third party consultants, certain insurance costs, and certain miscellaneous expenses related to the restructuring, the new Italian promissory note and certain activities related to TPG’s ownership of MEMC securities.

Ownership Interest in TPG Wafer Management

Certain of our executive officers have purchased limited liability company membership interests in TPG Wafer Management, an investment limited liability company that owns a 1.5% membership interest in TPG Wafer Holdings. These membership interests are economic interests with no voting rights and represent a total of approximately 58% of the interests in TPG Wafer Management and, therefore, indirectly, approximately 0.87% of the membership interests in TPG Wafer Holdings.

Additional membership interests in TPG Wafer Management may be issued to directors, executive officers and other service providers of MEMC. In addition to its membership interest in TPG Wafer Holdings, TPG Wafer Management owns approximately $750,000 in principal amount of our senior secured notes and a 1.5% participation interest in the note issued by MEMC’s Italian subsidiary with a principal balance of 20 million Euro, as well as 250,000 of our warrants. Upon consummation of the merger described above, TPG Wafer Management will receive a proportionate amount of the shares of MEMC common stock in exchange for its 1.5% membership interest in TPG Wafer Holdings. Assuming consummation of the merger on December 31, 2002, TPG Wafer Management would have received 2,624,558 shares of MEMC common stock.

Ownership Interest in TPG Wafer Partners

Two of our directors, Messrs. Boehlke and Marsh, have purchased limited liability company membership interests in TPG Wafer Partners, an investment limited liability company that owns a 59.1% membership interest in TPG Wafer Holdings. These membership interests are economic interests with no voting rights. Mr. Boehlke and Mr. Marsh (through a family trust) each own approximately 0.9% of the interests in TPG Wafer Partners and, therefore, indirectly, approximately 0.53% of the membership interests in TPG Wafer Holdings.

In addition to its membership interest in TPG Wafer Holdings, TPG Wafer Partners owns approximately $29.6 million in principal amount of our senior secured notes and the note issued by MEMC’s Italian subsidiary with a principal balance of 20 million Euro (of which it has issued participation interests in 40.9% of the note to the TPG entities), as well as 9,850,001 of our warrants. Upon consummation of the merger described above, TPG Wafer Partners will receive a proportionate amount of the shares of MEMC common stock in exchange for its 59.1% membership interest in TPG Wafer Holdings. Assuming consummation of the merger on December 31, 2002, TPG Wafer Partners would have received 103,407,581 shares of MEMC common stock.

As partial consideration for their membership interests in TPG Wafer Partners, Mr. Boehlke and a family trust controlled by Mr. Marsh have each deposited $1 million into escrow, with TPG Wafer Partners serving as escrow agent for the escrowed funds. The escrowed funds will be used to satisfy Messrs. Boehlke’s and Marsh’s respective portions of TPG’s obligations in the event that TPG is required to make a payment on its guaranty of the Citibank/UBS credit facility or in the event that TPG is required to provide MEMC with a replacement credit facility for the Citibank/UBS credit facility or in certain other circumstances. In such event, TPG Wafer Partners, as escrow agent, will release from escrow Messrs. Boehlke’s and Marsh’s respective portions of the amounts becoming payable to the lenders under the terms of the guaranty or to MEMC as part of the loan under the replacement credit facility or otherwise, as applicable, in accordance with Messrs. Boehlke’s and Marsh’s membership interests in TPG Wafer Partners.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of our capital stock and highlights some of the provisions of our Restated Certificate of Incorporation, as amended, and Restated By-Laws. We have also summarized a provision of the Delaware General Corporation Law (DGCL). Since the terms of our Restated Certificate of Incorporation and Restated By-Laws and the DGCL may differ from the general information we are providing, you should rely only on the actual provisions of the Restated Certificate of Incorporation, Restated By-Laws and DGCL. If you would like to read the Restated Certificate of Incorporation or Restated By-Laws, they are on file with the Securities and Exchange Commission.

General

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

There were 195,801,904 shares of our common stock outstanding as of March 17, 2003. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our Board of Directors has sole discretion over the declaration and payment of future dividends, subject to the prohibition on payment of dividends contained in the $150 million Citibank/UBS revolving credit facility, the $35 million TPG revolving credit facility, the indenture for our senior subordinated secured notes and the restructuring agreement between us and TPG. The right of our Board of Directors to declare dividends is also subject to the rights of any holders of our preferred stock and the availability of sufficient funds to pay the dividends. If we liquidate MEMC, holders of our common stock will be entitled to share ratably with the other stockholders in the distribution of all assets that we have left after we pay all of our liabilities and all of our obligations to any holders of preferred stock. Holders of our common stock have no preemptive rights to subscribe for additional shares of MEMC common stock. Under our restructuring agreement with TPG, we must either obtain the consent of TPG or give TPG a right of first refusal over any issuances of our equity securities to the extent such equity securities would have 10% or more of the voting power of all of our then outstanding voting securities. Holders of common stock have no right to convert their MEMC common stock into any other securities and do not have the benefit of a sinking fund for their shares of our common stock. Our common stock is not redeemable by us.

Preferred Stock

Holders of our common stock may be affected by any preferred stock that we may issue. As of the date of this prospectus, there are no issued and outstanding shares of our preferred stock, and we do not have any plans to issue any preferred stock in the future. However, our Board of Directors is authorized to issue up to 50,000,000 shares of preferred stock, subject to certain restrictions on the issuance of preferred stock contained in the $35 million TPG revolving credit facility. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and could have the effect of delaying, deferring or impeding a change in control of us.

If we authorize the issuance of preferred stock, our Board of Directors has the authority to determine whether any or all shares of authorized preferred stock should be issued as a class without series or in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock and the number of shares constituting any series. The rights and restrictions on the preferred stock may include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences.

Warrants

In November 2001, we granted to TPG warrants to purchase an aggregate 16,666,667 shares of our common stock at an exercise price of $3.00 per share, subject to certain anti-dilution adjustments. The warrants may be exercised, in whole or in part, at any time and from time to time, until their expiration on November 13, 2011.

Board of Directors

Our Restated Certificate of Incorporation, as amended, and Restated By-Laws provide the following concerning our Board of Directors:

•	the Board of Directors is divided into three classes, each of which contains a relatively equal number of members;

•	members of the Board of Directors serve in staggered three-year terms and approximately one-third of the members are elected annually;

•	the number of members on the Board of Directors must be between five and fifteen;

•	directors may be removed with or without cause by the holders of a majority of the shares of capital stock then entitled to vote at an election of directors; and

•	vacancies on the Board of Directors may be filled by a majority of the remaining members of the Board of Directors, unless any director determines that the stockholders should fill the vacancy.

Stockholder Consents and Special Meetings

Our Restated Certificate of Incorporation, as amended, provides that our common stockholders may take action only by unanimous written consent if the action is not taken at a meeting of stockholders. Our Restated By-Laws provide that special meetings of stockholders may be called only upon the request of the holders of a majority of our outstanding common stock, by the Chairman of the Board or by a majority of the Board of Directors.

Stockholder Proposals or Nominations

To bring a stockholder proposal, stockholders must follow the procedures set forth in our Restated By-Laws. To nominate a candidate to our Board of Directors, stockholders must follow the procedures set forth in our Restated Certificate of Incorporation, as amended. The advance notice procedures for bringing either a stockholder proposal at an annual meeting or a stockholder nomination for a candidate for the Board of Directors at an annual meeting or special meeting called for the purpose of electing directors, are summarized as follows:

•	a proposal or nomination must be received by our Secretary not less than 90 days and not more than 120 days before the anniversary date of the previous annual meeting of stockholders; or

•	if the meeting is not held within 30 days of the anniversary date of the previous annual meeting, or a special meeting of stockholders is called for the purpose of electing directors, then a proposal or nomination must be received by the Secretary within 10 days after the notice of the meeting is mailed to stockholders or public disclosure of the date of the annual meeting is made, whichever occurs first.

The proponent must include the following information in his or her notice of a stockholder proposal:

•	a brief reasoned description of the business to be brought at the meeting;

•	the proponent’s name and record address;

•	the class and number of shares of capital stock the proponent owns either of record or beneficially together with evidence of such beneficial ownership;

•	a description of any arrangements or understandings the proponent may have with other persons in connection with the proposal and any material interest the proponent has in the proposal; and

•	a representation that the proponent will appear in person or by proxy at the meeting.

A notice of a nomination of a candidate to our Board of Directors must include the following:

•	the name, age, business address and residence of the nominee;

•	the principal occupation of the nominee;

•	the class and the number of shares of our capital stock owned beneficially or of record by the nominee;

•	the proponent’s name and record address;

•	the class and number of shares of capital stock the proponent owns either of record or beneficially together with evidence of such beneficial ownership;

•	a description of any arrangements or understandings the proponent may have with the nominee;

•	written consent of the nominee to being named as a nominee and serving as a director if elected;

•	a representation that the proponent will appear in person or by proxy at the meeting; and

•	other information regarding the proponent as required by the Securities Exchange Act of 1934 and related rules of the Securities and Exchange Commission.

Limitation on Liability of Directors

The Restated Certificate of Incorporation, as amended, limits the directors’ liability to stockholders and to MEMC. Specifically, a director is not liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for a director’s:

•	breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions that are either not in good faith or which involve his or her intentional misconduct or a knowing violation of law;

•	unlawful dividend payments or stock redemptions or repurchases pursuant to Section 174 of the DGCL; and

•	participation in a transaction from which he or she received an improper personal benefit.

The effect of these provisions on our stockholders is to eliminate their rights and our rights, through stockholders’ derivative suits on behalf of MEMC, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above. These provisions, however, will not limit the liability of directors to our stockholders under federal securities laws.

Provisions of the Restated Certificate of Incorporation and Restated By-Laws That May Have Anti-Takeover Effects

Certain provisions of our Restated Certificate of Incorporation, as amended, and Restated By-Laws may have anti-takeover effects. These provisions may delay, defer or make more difficult a takeover attempt of us that our common stockholders may otherwise consider to be in their best interests. Such provisions currently have limited significance to our common stockholders, however, because TPG, through its beneficial ownership of a majority of our voting stock, can currently, and after the offering will continue to be able to, elect all of our directors and control our direction and policies. See “Risk Factors—TPG has sufficient voting power to control our direction and policies, and could prevent a favorable acquisition of us.”

Delaware Business Combination Statute

We are subject to Section 203 of the DGCL, which, subject to certain exceptions specified therein, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years after the date that such stockholder became an interested stockholder, unless:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding certain shares; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

Except as otherwise specified in Section 203 of the DGCL, an interested stockholder is generally defined to include:

•	any person that owns or did own, 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately before the date of determinations; and

•	the affiliates and associates of any such person.

The provisions of Section 203 of the DGCL may encourage persons interested in acquiring us to negotiate in advance with the Board of Directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions that our stockholders may otherwise deem to be in their best interests.

We have not elected to be exempt from the restrictions imposed under Section 203 of the DGCL. However, a special committee of our Board of Directors unanimously approved the transaction pursuant to which TPG became an interested stockholder, solely for purposes of Section 203 of the DGCL. Consequently, the prohibitions of Section 203 do not apply to any transactions between MEMC and TPG.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services, L.L.C., 2 North LaSalle Street, P.O. Box A3504, Chicago, Illinois 60690.

PLAN OF DISTRIBUTION

We or the selling stockholder may sell or distribute some or all of our respective shares of common stock from time to time in one or more transactions:

•	directly to purchasers in transactions (which may involve crosses and block transactions) on the New York Stock Exchange, in privately negotiated transactions or in the over-the-counter market;

•	through dealers, brokers or other agents;

•	through underwriters; or

•	through a combination of any of the above.

Such transactions may be effected:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Brokers, dealers or other agents participating in such transactions as agents may receive compensation in the form of discounts, concessions or commissions from us or the selling stockholder (and, if they act as agent for the purchaser of the shares, from the purchaser). Such discounts, concessions or commissions as to a particular broker, dealer or other agent might be in excess of those customary in the type of transaction involved.

The selling stockholder and any such brokers, dealers or other agents that participate in such distribution may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any discounts, commissions or concessions received by any such brokers, dealers or other agents might be deemed to be underwriting discounts and commissions under the Securities Act.

If applicable law requires, we will provide a supplement to this prospectus to disclose the specific shares to be sold, the public offering price of the shares to be sold, the names of any underwriters, brokers, dealers or other agents employed by us or the selling stockholder in connection with such sale, and any underwriting commissions or discounts paid by us or the selling stockholder.

Any person engaged in a distribution of the shares of common stock offered by this prospectus, including the selling stockholder, may not simultaneously engage in market activities with respect to our common stock for the applicable period under Regulation M under the Securities Exchange Act of 1934, as amended. Regulation M and other provisions under the Exchange Act may limit the timing of purchases and sales of any of the shares by the selling stockholder. These provisions may affect the marketability of the shares offered by this prospectus.

Any underwriter may engage in over-allotment, stabilizing and syndicate short covering transactions and penalty bids in accordance with Regulation M. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by such dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the offered common stock to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

Underwriters, dealers and agents may be entitled, under agreements entered into with us or the selling stockholder, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by us or the selling stockholder for expenses.

Certain of any such underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of business.

In connection with the offer and sale of the shares of common stock by us and the selling stockholder, various state securities laws and regulations require that any such offer and sale should be made only through the use of a broker-dealer registered as such in any state where we or the selling stockholder engages such broker-dealer and in any state where such broker-dealer intends to offer and sell shares.

The selling stockholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided it meets the criteria and conforms to the requirements of such rule.

Any common stock sold pursuant to this prospectus will be listed on the New York Stock Exchange, subject to official notice of issuance in the case of common stock sold by us.

LEGAL MATTERS

The validity of the common stock will be passed upon for us by Bryan Cave LLP, Washington, DC.

EXPERTS

The consolidated financial statements and schedules of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 2002 and 2001, and for the year ended December 31, 2002, the periods January 1, 2001 through November 13, 2001 and from November 14, 2001 through December 31, 2001, and for the year ended December 31, 2000, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements and schedules of Taisil Electronic Materials Corporation as of December 31, 2002, and for the year then ended, have been incorporated by reference herein in reliance upon the reports of KPMG Certified Public Accountants, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933 covering the shares of common stock offered by this prospectus. As allowed by SEC rules, this prospectus does not contain all of the information set forth in the registration statement. The descriptions in this prospectus concerning the contents of any contract, agreement or document are not necessarily complete. For those contracts, agreements or documents that we filed as exhibits to the registration statement, you should read the exhibit for a more complete understanding of the document or subject matter involved.

Because we are subject to the informational requirements of the Securities Exchange Act of 1934, we file reports, proxy statements and other information with the SEC. You may read and copy the registration statement, including the attached exhibits and schedules, and any reports, proxy statement or other information that we file at the SEC’s public reference room in Washington, D.C. at 450 Fifth Street, N.W., 20549. You can request copies of these documents by writing to the SEC and paying a duplicating charge. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms in other cities. The SEC makes our filings available to the public on its Internet site (http://www.sec.gov). In addition, you may inspect such reports and other information at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

In addition, we make available free of charge through our Internet site (http://www.memc.com) reports we file with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practical after we electronically file such material with, or furnish it to, the SEC.

The SEC allows us to “incorporate by reference” information into this prospectus, which means we can disclose important information to you by referring you to other documents that the company filed separately with the SEC. You should consider the incorporated information as if we reproduced it in this prospectus, except for any information directly superseded by information subsequently filed with the SEC and incorporated in this prospectus.

We incorporate by reference into this prospectus the following documents (SEC File No. 1-13828), which contain important information about us and our business and financial results:

•	our Annual Report on Form 10-K, as amended on Form 10-K/A, for the fiscal year ended December 31, 2002;

•	our Current Report on Form 8-K dated January 30, 2003 (filed January 30, 2003); and

•	the description of the MEMC common stock contained in our Registration Statement on Form 8-A filed with the SEC on June 21, 1995.

We may file additional documents with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus and before the expiration of the offering. The SEC allows us to incorporate by reference into this prospectus such documents. You should consider any statement contained in this prospectus (or in a document incorporated into this prospectus) to be modified or superseded to the extent that a statement in a subsequently filed document modifies or supersedes such statement.

You may get copies of any of the incorporated documents (excluding exhibits, unless the exhibits are specifically incorporated) at no charge to you by writing or calling Janine Orf, Director, Investor Relations, MEMC Electronic Materials, Inc., 501 Pearl Drive (City of O’Fallon), St. Peters, Missouri 63376 (telephone (636) 474-5000).

25,000,000 Shares

Common Stock

PROSPECTUS

                    , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities offered hereby.

SEC Registration Fee	$23,107.07
NYSE Listing Fee	42,000
Printing Expenses	50,000	*
Legal Fees and Expenses	200,000	*
Accountants Fees and Expenses	250,000	*
Miscellaneous	50,000	*

Total	$615,107.07	*

*	Estimated

Item 15.    Indemnification of Directors and Officers

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments for unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. The Company’s Restated Certificate of Incorporation, as amended, contains such a provision.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the operation – a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had not reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The Company’s Restated Certificate of Incorporation, as amended, contains such a provision.

Item 16.    Exhibits

See Index to Exhibits.

Item 17.    Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification is against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of St. Peters, state of Missouri, on April 14, 2003.

MEMC ELECTRONIC MATERIALS, INC.

By:	/s/ NABEEL GAREEB
Nabeel Gareeb President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each of such persons appoints Nabeel Gareeb and James M. Stolze, or each of them with full power to act without the other, his true and lawful attorneys-in-fact and agents of him and on his behalf and in his name, place and stead, and in any and all capacities, with full and several power of substitution, to sign and file with the proper authorities any and all documents in connection with this registration statement on Form S-3, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ NABEEL GAREEB Nabeel Gareeb	President, Chief Executive Officer and Director (Principal Executive Officer)	April 14, 2003

/s/ JAMES M. STOLZE James M. Stolze	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	April 14, 2003

/s/ ROBERT J. BOEHLKE Robert J. Boehlke	Director	April 14, 2003

/s/ JEAN MARC CHAPUS Jean-Marc Chapus	Director	April 10, 2003

/s/ JAMES G. COULTER James G. Coulter	Director	April 14, 2003

/s/ JOHN G. DANHAKL John G. Danhakl	Director	April 14, 2003

/s/ GENE J. FRANTZ Gene J. Frantz	Director	April 14, 2003

Signature	Title	Date

/s/ JOHN MARREN John Marren	Chairman of the Board of Directors	April 14, 2003

/s/ C. DOUGLAS MARSH C. Douglas Marsh	Director	April 14, 2003

/s/ WILLIAM E. STEVENS William E. Stevens	Director	April 11, 2003

/s/ WILLIAM D. WATKINS William D. Watkins	Director	April 14, 2003

INDEX TO EXHIBITS

Exhibit No.	Description
* 1	Form of Underwriting Agreement

2-a

Restructuring Agreement between TPG Wafer Holdings LLC and the Company, dated as of November 13, 2001 (Incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K dated November 28, 2001)

2-b

Merger Agreement between TPG Wafer Holdings LLC and the Company, dated as of November 13, 2001 (Incorporated by reference to Exhibit 2.2 of the Company’s Current Report on Form 8-K dated November 28, 2001)

4-a

Amended and Restated Indenture, dated as of December 21, 2001, among the Company, Citibank, N.A., as trustee, and Citicorp USA, Inc., as collateral agent, and Form of Note attached as an exhibit thereto (Incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated January 14, 2002)

4-a(1)

Security Agreement among the Company, each subsidiary listed on Schedule I thereto, and Citicorp USA, Inc., dated as of November 13, 2001 (Incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K dated November 28, 2001)

4-a(2)

Pledge Agreement among the Company, each subsidiary listed on Schedule I thereto, and Citicorp USA, Inc., dated as of November 13, 2001 (Incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K dated November 28, 2001)

4-a(3)

Indemnity, Subrogation and Contribution Agreement among the Company, each subsidiary listed on Schedule I thereto, and Citicorp USA, Inc., dated as of November 13, 2001 (Incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K dated November 28, 2001)

4-a(4)

Guarantee Agreement among the Company, each subsidiary listed on Schedule I thereto, and Citicorp USA, Inc., dated as of November 13, 2001 (Incorporated by reference to Exhibit 4.5 of the Company’s Current Report on Form 8-K dated November 28, 2001)

4-(a)(5)

Amendment No. 1, dated as of March 21, 2002, to Amended and Restated Indenture, dated as of December 31, 2001, among the Company, Citibank, N.A., as trustee, and Citicorp USA, Inc. as collateral agent (Incorporated by reference to Exhibit 4-(a)(5) of the Company’s Form 10-Q for the quarter ended March 31, 2002)

4-(a)(6)

Amendment No. 2, dated as of March 3, 2003, to Amended and Restated Indenture, dated as of December 21, 2001, among the Company, Citibank, N.A., as trustee, and Citicorp USA, Inc. as collateral agent (Incorporated by reference to Exhibit 4-(a)(6) of the Company’s Form 10-K for the year ended December 31, 2002)

4-(a)(7)

Amendment No. 1, dated as of March 3, 2003, to the Pledge Agreement, dated as of November 13, 2001, among the Company, each subsidiary of the Company listed on Schedule I thereto and Citicorp USA, Inc. (Incorporated by reference to Exhibit 4-(a)(7) of the Company’s Form 10-K for the year ended December 31, 2002)

4-(a)(8)

Italian Supplement, dated as of March 3, 2003, to the Pledge Agreement, dated as of November 13, 2001, among the Company, each subsidiary of the Company listed on Schedule I thereto and Citicorp USA, Inc. (Incorporated by reference to Exhibit 4-(a)(8) of the Company’s Form 10-K for the year ended December 31, 2002)

4-b	Form of Warrant Certificate (Incorporated by reference to Exhibit 4.6 of the Company’s Current Report on Form 8-K dated November 28, 2001)

5	Opinion of Bryan Cave LLP

23-a	Consent of KPMG LLP

23-b	Consent of KPMG Certified Public Accountants

23-c	Consent of Bryan Cave LLP (included in Exhibit 5)

24	Powers of Attorney (included on the signature page hereto)

*	To be filed by amendment or by Current Report on Form 8-K pursuant to Item 601(b) of Regulation S-K.